Exhibits 99.2

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS FOURTH QUARTER AND FULL-YEAR 2020 RESULTS

STRONG FREE CASH FLOW GENERATION FROM LOW BREAKEVENS & CAPITAL EFFICIENCY

EXPANDED WORK PROGRAM ACCELERATES PROFITABLE GROWTH IN 2021

Bogota, Colombia – March 10, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina reports its consolidated financial results for the three-month period (“Fourth Quarter” or “4Q2020”) and for the year ended December 31, 2020 (“Full-year” or “FY2020”). A conference call to discuss 4Q2020 and FY2020 financial results will be held on March 11, 2021 at 10:00 am (Eastern Standard Time).

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This release does not contain all of the Company’s financial information and should be read in conjunction with GeoPark’s consolidated financial statements and the notes to those statements for the year ended December 31, 2020, available on the Company’s website.

FOURTH QUARTER AND FULL-YEAR 2020 HIGHLIGHTS

Profitable Production Growth

•	Annual average production of 40,192 boepd in 2020, extending 18-year track record

•	Consolidated oil and gas production of 39,304 boepd

•	CPO-5 block (GeoPark non-operated, 30% WI) produced 10,310 bopd gross, 55% higher than 3Q2020

Free Cash Flow Generation

•	Revenue of $106.7 million / Full-year Revenue of $393.7 million

•	Cash flow from operations of $77.1 million / Full-year Cash flow from operations of $168.7 million

•	Adjusted EBITDA of $56.0 million / Full-year Adjusted EBITDA of $217.5 million

•	Full-year non-cash accounting impairments in Chile, Peru, Argentina and Brazil of $133.9 million and write-offs of $52.7 million for an operating loss of $110.7 million / Full-year Net loss of $233.0 million

•	Capital expenditures of $26.1 million / Full-year 2020 work program of $75.3 million

Cost and Capital Efficiencies

•	Cost and investment reductions of over $290 million[1] across regional platform

•	Full-year Production and operating costs reduced by 26% to $125.1 million

•	Full-Year G&G, G&A and selling expenses reduced by 24% to $71.1 million

Strong Risk-Managed Balance Sheet

•	$201.9 million of Cash & cash equivalents as of Dec. 31, 2020 ($111.2 million as of Dec. 31, 2019)

•	$75 million oil prepayment facility, with $50 million committed and no amounts drawn

•	$125.6 million in uncommitted credit lines

•	Long-term financial debt maturity profile with no bond principal payments until September 2024

•	Continuously adding new hedges for the next 12 months

1 Compared to GeoPark’s original work program and budget plans as of the beginning of 2020.

Fully Funded Growth in 2021 Work Program

•	Expanding full-year 2021 work program to $130-150 million (from prior $100-120 million), targeting 41,000-43,000[2] boepd average production and operating netbacks of $330-370 million assuming Brent at $50-55 per bbl[3]

•	Flexible work program, quickly adaptable to any oil price scenario

Returning Value to Shareholders

•	Quarterly cash dividend of $0.0205 per share ($1.25 million) to be paid on April 13, 2021, to the shareholders of record at the close of business on March 31, 2021

•	Resumed cash dividends, having paid $4.9 million in full-year 2020 (quarterly and extraordinary)

•	Resumed discretionary share buyback program, having acquired 119,289 shares for $1.2 million since November 6, 2020, totaling $4.0 million in full-year 2020

Decisive Actions on SPEED/ESG+

•	Exceeded all Health and Safety goals in 2020

•	Obtained Bureau Veritas certification on biosecurity protocols to mitigate and manage the impact of Covid-19 in GeoPark Colombia in June and again in December 2020

•	Signed contract to connect the Llanos 34 block (GeoPark operated, 45% WI) to the national electricity grid, which has 68% installed hydroelectric capacity. The electrification of Llanos 34 is expected to be operational in 2022, and will help reduce carbon emissions and the cost of energy

•	Connected the Tigana field (Llanos 34 block) to the ODCA pipeline in December 2020, further reducing truck traffic by an estimated 205 trucks per day, contributing to further reduce operational risk, costs and carbon emissions

Big Expansion Fairway

•	Certified 2P reserves of 175 mmboe with a net present value (after tax) of $2.5 billion

•	199% 2P reserve replacement in Colombia (including acquisitions)

•	Net debt-adjusted 2P NPV10 after tax of $31.3 per share ($25.5 per share corresponding to Colombia)

•	Exploration inventory of 380-780 mmbbl[4] potential recoverable resources in Colombia

James F. Park, Chief Executive Officer of GeoPark, said: “After such a historically-complex year and the exceptional efforts by our team to prevail through and succeed during 2020 – we must again express our gratitude and admiration to the GeoPark women and men that made this all possible and continued us along our 18-year growth trajectory. We kept our teams safe and healthy, we operated in the field without interruption for 365 days, we grew production, we found more oil and gas, we beat down each and every cost, we funded all our work and obligations with our own cashflow, we acquired and integrated a new company, we completely restructured our asset portfolio and organization, we strengthened our balance sheet and almost doubled our cash, we provided aid and support to our neighboring communities, we moved to reduce our carbon footprint and social and environmental impacts, and we reinstated our shareholder value initiatives with share buybacks and cash dividends. Bottom-line: GeoPark is a better and stronger Company today and well-positioned for the promising opportunities ahead. 2021 is already well underway with three drilling rigs at work, seismic being run to identify new prospects on our high-potential acreage, and our team fully engaged in getting every molecule of hydrocarbons safely, cleanly and profitably out of the ground and to market.”

2 2021 production assumes full-year production from the Manati gas field in Brazil (currently under a divestiture process that is subject to certain conditions and regulatory approvals) and excludes potential production from the 2021 exploration drilling program.

3 Brent price assumption from March to December 2021, assuming $3-4/bbl Vasconia-Brent differential.

4 Corresponds to GeoPark’s aggregate Mean-P10 unrisked recoverable oil volumes in leads and prospects individually audited by Gaffney & Cline as of December 31, 2020.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	4Q2020	3Q2020	4Q2019	FY2020	FY2019
Oil production[a] (bopd)	33,238	32,875	35,456	34,860	34,442
Gas production (mcfpd)	36,390	35,814	37,971	31,992	33,624
Average net production (boepd)	39,304	38,845	41,786	40,192	40,046
Brent oil price ($ per bbl)	46.0	43.3	62.4	43.2	64.2
Combined realized price ($ per boe)	31.7	27.9	43.6	28.4	45.7
⁻ Oil ($ per bbl)	35.5	31.7	48.7	31.2	50.7
⁻ Gas ($ per mcf)	3.0	2.5	4.2	3.0	4.5
Sale of crude oil ($ million)	97.5	89.3	144.4	359.6	579.0
Sale of gas ($ million)	9.2	8.8	13.7	34.1	49.9
Revenue ($ million)	106.7	98.1	158.1	393.7	628.9
Commodity risk management contracts ($ million)	-17.5	2.7	-6.5	8.1	-22.5
Production & operating costs[b] ($ million)	-34.9	-28.4	-42.3	-125.1	-169.0
G&G, G&AC and selling expenses ($ million)	-21.7	-14.4	-29.9	-71.1	-93.5
Adjusted EBITDA ($ million)	56.0	56.1	85.7	217.5	363.3
Adjusted EBITDA ($ per boe)	16.6	15.9	23.6	15.7	26.4
Operating Netback ($ per boe)	22.2	19.2	31.0	19.9	32.5
Net Profit (loss) ($ million)	-119.2	-4.3	-0.2	-233.0	57.8
Capital expenditures ($ million)	26.1	9.8	38.1	75.3	126.3
Amerisur acquisition[d] ($ million)	-	-	-	272.3	-
Cash and cash equivalents ($ million)	201.9	163.7	111.2	201.9	111.2
Short-term financial debt ($ million)	17.7	4.8	17.3	17.7	17.3
Long-term financial debt ($ million)	766.9	767.4	420.1	766.9	420.1
Net debt ($ million)	582.7	608.4	326.2	582.7	326.2

a) Includes royalties paid in kind in Colombia for approximately 986, 1,284 and 1,587 bopd in 4Q2020, 3Q2020 and 4Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Production and operating costs include operating costs and royalties paid in cash.

c) G&A and G&G expenses include non-cash, share-based payments for $2.3 million, $1.8 million and $1.3 million in 4Q2020, 3Q2020 and 4Q2019, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

d) Amerisur acquisition is shown net of cash acquired.

REVISED 2021 WORK PROGRAM

Resulting from a sustained increase in oil prices since early November 2020, GeoPark is expanding its 2021 work program and investment plan to $130-150 million (from $100-120 million), maintaining full flexibility to expand or adjust depending on prevailing oil prices.

The revised 2021 work program reflects an average production of 41,000-43,0005 boepd (excluding potential production from the 2021 exploration drilling program), which includes drilling of 37-42 gross wells, with approximately 60-65% to be allocated to development activities and 35-40% to exploration activities.

Using a $50-55/bbl Brent assumption, GeoPark can execute a risk-balanced work program to continue growing its business by producing, developing and exploring its portfolio of assets, fully funded within cashflow, maintaining a strong balance sheet and returning value to its shareholders.

The table below provides further details about GeoPark’s revised 2021 work program compared to its November 4,2020 guidance.

2021 Work Program	Revised[6] ($50-55/bbl Brent)	Previous ($40-45/bbl Brent)
Average Production[5]	41,000-43,000 boepd	40,000-42,000 boepd
Total 2021 Capital Expenditures	$130-150 million	$100-120 million
Development Capital	$75-90 million	$60-70 million
Operating Netback	$330-370 million	$210-280 million
Development/Appraisal Wells (Gross)	30-34 wells	26-28 wells
Exploration Wells (Gross)	7-8 wells	5-6 wells
Total Wells (Gross)	37-42 wells	31-34 wells
Operating Netback to Capital Expenditures Ratio[7]	2.5x	2.2x

Production: Annual average 2020 production of 40,192 boepd compared to 40,046 boepd in 2019. Oil and gas production in 4Q2020 decreased by 6% to 39,304 boepd from 41,786 boepd in 4Q2019, due to limited drilling and maintenance activities in Colombia, Chile and Argentina and lower gas demand in Brazil, partially offset by the addition of production from the Amerisur acquisition in Colombia. Oil represented 85% of total reported production in 4Q2020 and 4Q2019.

For further details, please refer to the 4Q2020 Operational Update published on January 7, 2021.

Reference and Realized Oil Prices: Brent crude oil prices averaged $46.0 per bbl during 4Q2020, $16.4 per bbl lower than 4Q2019 levels. However, consolidated realized oil sales price averaged $35.5 per bbl in 4Q2020, $13.2 per bbl lower than the $48.7 per bbl in 4Q2019, reflecting a lower local marker differential in Colombia and lower commercial and transportation discounts.

In Colombia, the local marker differential to Brent averaged $2.3 per bbl in 4Q2020, compared to $3.2 per bbl in 4Q2019. Commercial and transportation discounts averaged $8.4 per bbl in 4Q2020, compared to $10.6 per bbl in 4Q2019, resulting from further improvements achieved for production in the Llanos 34 block plus the addition of the Platanillo (GeoPark operated, 100% WI) and CPO-5 blocks as part of the Amerisur acquisition, both of which have lower commercial and transportation discounts.

The tables below provide a breakdown of reference and net realized oil prices in Colombia, Chile and Argentina in 4Q2020 and 4Q2019:

5 2021 production guidance assumes full-year production from the Manati gas field in Brazil (currently under a divestiture process that is subject to certain conditions and regulatory approvals) and excludes potential production from the 2021 exploration drilling program.

6 Assuming $50-55/bbl Brent price assumption from March to December 2021 and $3-4/bbl Vasconia-Brent differential.

7 Ratio calculated using the middle point of operating netback and capital expenditures.

4Q2020 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price (*)	46.0	45.6	46.0
Local marker differential	(2.3)	-	-
Commercial, transportation discounts & Other	(8.4)	(7.8)	(5.0)
Realized oil price	35.3	37.8	41.0
Weight on oil sales mix	95%	1%	4%

4Q2019 - Realized Oil Prices ($ per bbl)	Colombia	Chile	Argentina
Brent oil price (*)	62.4	63.2	62.4
Local marker differential	(3.2)	-	-
Commercial, transportation discounts & Other	(10.6)	(7.2)	(14.6)
Realized oil price	48.6	56.0	47.8
Weight on oil sales mix	94%	2%	4%

(*) Specified Brent oil price differs in each country as sales are priced with different Brent reference prices.

Revenue: Consolidated revenue decreased by 33% to $106.7 million in 4Q2020, compared to $158.1 million in 4Q2019 reflecting lower oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 32% to $97.5 million in 4Q2020, driven by a 27% decrease in realized oil prices and an 8% decrease in oil deliveries. Oil revenue was 91% of total revenue in 4Q2020 and 4Q2019.

•	Colombia: In 4Q2020, oil revenue decreased by 32% to $91.6 million reflecting lower realized oil prices and a 7% decrease in oil deliveries. Realized prices decreased by 27% to $35.3 per bbl due to lower Brent oil prices, partially compensated by lower commercial and transportation discounts and a lower Vasconia differential. Oil deliveries decreased by 7% to 29,324 bopd, reflecting temporary shut-ins and limited drilling and maintenance activity in previous quarters of 2020. Colombian earn-out payments decreased by 42% to $3.6 million in 4Q2020, compared to $6.1 million in 4Q2019, in line with lower oil revenue in the Llanos 34 block.

•	Chile: In 4Q2020, oil revenue decreased by 46% to $1.3 million, due to lower oil prices and volumes sold. Realized oil prices decreased by 33% to $37.8 per bbl, in line with lower Brent prices. Oil deliveries decreased by 20% to 383 bopd due to limited maintenance works and no drilling activity, combined with the natural decline of the fields.

•	Argentina: In 4Q2020, oil revenue decreased by 32% to $4.4 million due to lower oil prices and lower deliveries. Realized oil prices decreased by 14% to $41.0 per bbl, and oil deliveries decreased by 21% to 1,171 bopd due to limited maintenance works and no drilling activity, combined with the natural decline of the fields.

Sales of gas: Consolidated gas revenue decreased by 33% to $9.2 million in 4Q2020 compared to $13.7 million in 4Q2019 reflecting 30% lower gas prices and an 4% decrease in volumes delivered. Gas revenue was 9% of total revenue in both 4Q2020 and 4Q2019.

•	Chile: In 4Q2020, gas revenue decreased by 35% to $3.5 million reflecting lower gas prices, partially offset by higher gas deliveries. Gas prices were 39% lower, or $2.3 per mcf ($13.7 per boe) in 4Q2020. The successful development of the Jauke gas field and the discovery of the Jauke Oeste gas field in early 2020 increased gas deliveries by 5% to 16,565 mcfpd (2,761 boepd).

•	Brazil: In 4Q2020, gas revenue decreased by 33% to $4.5 million, due to lower gas deliveries and lower gas prices. Gas deliveries fell by 20% in the Manati gas field (GeoPark non-operated, 10% WI) to 11,706 mcfpd (1,951 boepd) due to lower gas demand in Brazil. Gas prices decreased by 16% to $4.2 per mcf ($24.9 per boe), due to the impact of the local currency devaluation, which was partially offset by the annual price inflation adjustment of approximately 7%, effective in January 2020.

•	Argentina: In 4Q2020, gas revenue decreased by 41% to $0.6 million, resulting from lower gas prices, partially offset by higher deliveries. Gas prices decreased by 49% to $1.6 per mcf ($9.8 per boe) due to local market conditions while deliveries increased by 14% to 4,251 mcfpd (708 boepd) due to optimization activities focused on enhancing base production levels and the improved performance of the Challaco Bajo gas field.

Commodity Risk Management Contracts: Consolidated commodity risk management contracts amounted to a $17.5 million loss in 4Q2020, compared to a $6.5 million loss in 4Q2019.

Commodity risk management contracts have two different components, a realized and an unrealized portion.

The realized portion of the commodity risk management contracts registered a cash gain of $5.3 million in 4Q2020 compared to zero in 4Q2019. Realized gains in 4Q2020 resulted from hedges in place providing protection from prevailing oil prices during 4Q2020.

The unrealized portion of the commodity risk management contracts amounted to a $22.8 million loss in 4Q2020, compared to a $6.5 million loss in 4Q2019. Unrealized losses during 4Q2020 resulted from the increase in the forward Brent oil price curve compared to September 30, 2020 and the impact of new hedges added during 4Q2020, as measured at December 31, 2020.

GeoPark recently added new oil hedges that further increased its low-price risk protection over the next 12 months. Please refer to the “Commodity Risk Oil Management Contracts” section below for a description of hedges in place as of the date of this release.

Production and Operating Costs8: Consolidated production and operating costs decreased by 18% to $34.9 million from $42.3 million resulting from lower royalties and lower operating costs.

The table below provides a breakdown of production and operating costs in 4Q2020 and 4Q2019:

(In millions of $)	4Q2020	4Q2019
Operating costs	22.9	25.7
Royalties	11.6	16.6
Share-based payments	0.4	-
Production and operating costs	34.9	42.3

Consolidated operating costs decreased by 10%, or $2.7 million to $22.9 million in 4Q2020 compared to $25.7 million in 4Q2019.

The breakdown of operating costs is as follows:

•	Colombia: Operating costs per boe increased to $6.5 in 4Q2020 compared to $5.2 in 4Q2019. Total operating costs increased by 6% and amounted to $16.5 million, due to higher well maintenance costs plus the addition of the Platanillo block as part of the Amerisur acquisition, which has higher costs per boe than the Llanos 34 block.

•	Chile: Operating costs per boe decreased by 36% to $8.9 in 4Q2020 compared to $13.9 in 4Q2019, due to successful cost reduction efforts (including lower well intervention activities, efficiencies and the renegotiation of existing contracts). Total operating costs decreased by 35% to $2.6 million in 4Q2020 from $4.0 million in 4Q2019, in line with lower operating costs per boe and flat oil and gas deliveries.

•	Brazil: Operating costs per boe remained flat at $7.6 in 4Q2020 compared to $7.5 in 4Q2019. Total operating costs decreased by 32% to $0.9 million in 4Q2020 compared to $1.3 million in 4Q2019, reflecting lower gas deliveries in Manati gas field, which decreased by 20%.

•	Argentina: Operating costs per boe decreased by 29% to $18.5 in 4Q2020 compared to $26.0 in 4Q2019 due to ongoing cost-reduction efforts (including lower well intervention activities, efficiencies and the renegotiation of existing contracts) and to a lesser extent, due to the devaluation of the local currency.

8 Operating costs per boe represents the figures used in Adjusted EBTIDA calculation, as if IFRS 16 had not been adopted.

Total operating costs decreased by 37% to $3.1 million in 4Q2020 compared to $4.9 million in 4Q2019 due to lower operating costs per boe and lower oil and gas deliveries, which decreased by 11%.

Consolidated royalties fell by 30% or $5.0 million to $11.6 million in 4Q2020 compared to $16.6 million in 4Q2019, mainly resulting from lower oil and gas prices.

Selling Expenses: Consolidated selling expenses decreased by $1.9 million to $0.9 million in 4Q2020 (of which $0.7 million, or $0.2 per bbl, correspond to Colombia), compared to $2.8 million in 4Q2019.

Administrative Expenses: Consolidated G&A costs per boe decreased by 25% to $4.29 in 4Q2020 compared to $5.5 in 4Q2019 due to cost reduction initiatives that outweighed the incremental G&A costs related to the addition of Amerisur operations. Total consolidated G&A decreased by $5.3 million to $16.0 million in 4Q2020, compared to $21.3 million in 4Q2019.

Geological & Geophysical Expenses: Consolidated G&G costs per boe decreased by 26% to $1.410 in 4Q2020 versus $1.9 in 4Q2019 due to ongoing cost reduction initiatives and despite incremental G&G costs related to the addition of Amerisur operations. Total consolidated G&G expenses decreased to $4.8 million in 4Q2020 compared to $5.7 million in 4Q2019.

Adjusted EBITDA: Consolidated Adjusted EBITDA11 decreased by 35% to $56.0 million, or $16.6 per boe, in 4Q2020 compared to $85.7 million, or $23.6 per boe, in 4Q2019.

•	Colombia: Adjusted EBITDA of $60.5 million in 4Q2020

•	Chile: Adjusted EBITDA of $0.3 million in 4Q2020

•	Brazil: Adjusted EBITDA of $2.2 million in 4Q2020

•	Argentina: Adjusted EBITDA of negative $1.7 million in 4Q2020

•	Corporate, Ecuador and Peru: Adjusted EBITDA of negative $5.3 million in 4Q2020

9 Information per boe represents the figures used in Adjusted EBTIDA calculation, mainly excluding the effect of share-based payments and the effect of IFRS 16.

10 Information per boe represents the figures used in Adjusted EBTIDA calculation, excluding the effect of share-based payments and the effect of IFRS 16 and including amounts allocated to capitalized projects.

11 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per boe” included in this press release.

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 4Q2020 and 4Q2019, on a per country and per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Argentina		Total
	4Q20	4Q19	4Q20	4Q19	4Q20	4Q19	4Q20	4Q19	4Q20	4Q19
Production (boepd)	31,858	33,311	3,133	3,292	2,167	2,799	2,146	2,384	39,304	41,786
Inventories, RIK[a] & Other	(2,329)	(1,653)	11	(194)	(187)	(218)	(266)	(278)	(2,771)	(2,343)
Sales volume (boepd)	29,529	31,658	3,144	3,098	1,980	2,581	1,880	2,106	36,533	39,443
% Oil	99.3%	99.4%	12%	15%	1%	5%	62%	71%	85%	85%
($ per boe)
Realized oil price	35.3	48.6	37.8	56.0	43.2	67.7	41.0	47.8	35.5	48.7
Realized gas price[b]	31.3	29.3	13.7	22.3	24.9	29.8	9.8	19.1	17.7	25.3
Earn-out	(1.3)	(2.1)	-	-	-	-	-	-	(1.1)	(2.0)
Combined Price	33.9	46.4	16.6	27.5	25.2	31.7	29.3	39.4	31.7	43.6
Realized commodity risk management contracts	2.0	-	-	-	-	-	-	-	1.6	-
Operating costs	(6.5)	(5.2)	(8.9)	(13.9)	(7.6)	(7.5)	(18.5)	(26.0)	(7.4)	(7.2)
Royalties in cash	(3.8)	(5.0)	(0.6)	(1.0)	(2.0)	(2.8)	(4.5)	(6.0)	(3.4)	(4.6)
Selling & other expenses	(0.2)	(0.9)	(0.3)	(0.3)	-	-	(1.2)	(1.2)	(0.3)	(0.8)
Operating Netback/boe	25.4	35.3	6.9	12.3	15.6	21.3	5.2	6.2	22.2	31.0
G&A, G&G & other									(5.6)	(7.4)
Adjusted EBITDA/boe									16.6	23.6

a) RIK (Royalties in kind). Includes royalties paid in kind in Colombia for approximately 986 and 1,587 bopd in 4Q2020 and 4Q2019 respectively. No royalties were paid in kind in Chile, Brazil or Argentina.

b) Conversion rate of $mcf/$boe=1/6.

Depreciation: Consolidated depreciation charges remained flat at $28.8 million in 4Q2020, compared to $28.7 million in 4Q2019, in line with lower volumes delivered and higher depreciation costs per boe resulting from the Amerisur acquisition.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $48.9 million in 4Q2020 compared to $9.0 million in 4Q2019. Amounts recorded in 4Q2020 include $46.6 million related to exploration costs incurred in prior years in the Tierra del Fuego and Fell blocks in Chile, plus costs associated with unsuccessful exploration projects in Colombia, including the Aguila exploration prospect in the CPO-5 block and re-entry costs related to the Grulla 1 well in the Llanos 94 block (GeoPark non-operated, 50% WI).

Impairment of Non-Financial Assets: Consolidated non-cash impairment of non-financial assets amounted to $35.4 million in 4Q2020 ($31.7 million recorded in the Fell block in Chile, $3.0 million in the Morona block in Peru and $0.7 million in the REC-T-128 block in Brazil) mainly related to costs incurred in previous years. A non-cash impairment loss is recognized for the amount by which an asset’s carrying amount exceeds its recoverable amount.

For further details, please refer to Note 37 of GeoPark’s consolidated financial statements as of December 31, 2020, available on the Company’s website.

Other Income (Expenses): Other operating expenses showed a $2.7 million loss in 4Q2020, compared to a $2.4 million loss in 4Q2019.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Expenses: Net financial expenses increased to $16.4 million in 4Q2020, compared to $12.2 million in 4Q2019 mainly resulting from higher interest expenses related to the issuance of $350 million notes due in 2027 (2027 Notes).

Foreign Exchange: Net foreign exchange charges added a $6.3 million loss in 4Q2020 compared to a $1.8 million loss in 4Q2019.

Income Tax: Income taxes totaled a $13.4 million loss in 4Q2020 compared to a $17.9 million loss in 4Q2019, mainly resulting from lower profits before income taxes and the write-down of a portion of tax losses and other deferred income tax assets in Chile, Brazil and Argentina, partially offset by the effect of fluctuations of local currencies over deferred income taxes.

Profit: Losses of $119.2 million in 4Q2020 compared to a $0.2 million loss recorded in 4Q2019, mainly due to lower revenues and the impact of impairment charges, write-offs and higher financial expenses, partially offset by lower production and operating costs, G&A, G&G and selling expenses.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $201.9 million as of December 31, 2020 compared to $111.2 million as of December 31, 2019. Cash generated from operating activities equaled $168.7 million and cash generated from financing activities equaled $271.1 million, partially offset by cash used in investing activities of $347.6 million.

Cash generated from financing activities of $271.1 million mainly included net proceeds from the issuance of the 2027 Notes of $342.5 million, partially offset by interest payments of $37.6 million, lease payments of $9.4 million, $11.9 million related to the acquisition of the LG International Corp’s non-controlling interest in Colombia and Chile in 2018, cash distributions of $4.9 million, share repurchase payments of $4.0 million and short-term principal payments of $3.6 million.

Cash used in investing activities of $347.6 million included the acquisition of Amerisur of $272.3 million (net of cash received), and organic capital expenditures of $75.3 million.

Financial Debt: Total financial debt net of issuance cost was $784.6 million, including the 2024 Notes, the 2027 Notes and other bank loans totaling $3.7 million. Short-term financial debt was $17.7 million as of December 31, 2020.

For further details, please refer to Note 27 of GeoPark’s consolidated financial statements as of December 31, 2020, available on the Company’s website.

FINANCIAL RATIOSa

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
4Q2019	437.4	111.2	326.2	0.9x	12.1x
1Q2020	775.3	165.5	609.9	1.7x	11.6x
2Q2020	783.4	157.5	625.9	2.3x	7.2x
3Q2020	772.2	163.7	608.4	2.5x	5.7x
4Q2020	784.6	201.9	582.7	2.7x	4.5x

a)	Based on trailing last twelve-month financial results (“LTM”).

Covenants in 2024 Notes: The 2024 Notes include incurrence test covenants that require the net debt to Adjusted EBITDA ratio to be lower than 3.25 times and the Adjusted EBITDA to interest ratio to be higher than 2.25 times until September 2021. As of the date of this release the Company is compliant with both covenants.

Issuance of 2027 Notes: In January 2020, the Company issued $350 million of 5.5% notes due in 2027 (2027 Notes) in accordance with Rule 144A under the United States Securities Act, and outside the United States to non-U.S. persons in accordance with Regulation S under the United States Securities Act. Funds were used for the Amerisur acquisition and for general corporate purposes. The indenture governing the 2027 Notes includes incurrence test covenants that provide, among other things, that Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times. As of the date of this release, the Company is compliant with both covenants.

For further details, please refer to Note 27 of GeoPark’s consolidated financial statements as of December 31, 2020, available on the Company’s website.

COMMODITY RISK OIL MANAGEMENT CONTRACTS

GeoPark recently added new oil hedges further increasing its price risk protection over the next 12 months, now reaching 25,500 bopd in 1Q2021, 25,500 bopd in 2Q2021, 18,000 bopd in 3Q2021, 17,500 bopd in 4Q2021 and 4,500 bopd in 1Q2022. Hedges include a portion providing protection to the Vasconia local marker in Colombia.

The Company has the following commodity risk management contracts in place as of the date of this release:

Period	Type	Reference	Volume (bopd)		Contract Terms ($ per bbl)
				Purchased Put or Fixed Price	Sold Put	Sold Call
	Zero cost collar	Brent	2,500	40.0	N/A	50.3-50.4
1Q2021	Zero cost collar	Brent	7,500	35.0	N/A	50.3-53.8
	Zero cost collar	Brent	5,500	40.0	N/A	52.8-53.9
	Zero cost collar	Brent	3,500	37.0	N/A	50.0
	Zero cost collar	Vasconia	2,000	35.0	N/A	43.0
	Zero cost collar	Brent	2,000	45.0	N/A	55.5
	Zero cost collar	Brent	2,500	45.0	N/A	59.0
2Q2021	Zero cost collar	Brent	5,000	35.0	N/A	51.7-55.0
	Zero cost collar	Brent	3,500	38.0	N/A	51.0
	Zero cost collar	Brent	5,500	40.0	N/A	53.5-53.9
	Zero cost collar	Brent	4,500	40.0	N/A	50.3-50.4
	Zero cost collar	Brent	2,000	45.0	N/A	55.5
	Zero cost collar	Brent	2,500	45.0	N/A	59.0
	Zero cost collar	Brent	2,500	50.0	N/A	57.1-57.3
3Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
	Zero cost collar	Brent	4,500	40.0	N/A	54.0-57.1
	Zero cost collar	Brent	4,500	45.0	N/A	61.2-66.1
	Zero cost collar	Brent	2,500	46.0	N/A	62.5
	Zero cost collar	Vasconia	2,000	41.5	N/A	68.1-69.0
4Q2021	Zero cost collar	Brent	2,000	40.0	N/A	56.0
	Zero cost collar	Brent	2,500	40.0	N/A	50.4-50.5
	Zero cost collar	Brent	4,500	40.0	N/A	54.0-57.1
	Zero cost collar	Brent	4,500	45.0	N/A	61.6-64.1
	Zero cost collar	Brent	2,000	45.0	N/A	71.0
	Zero cost collar	Brent	2,000	50.0	N/A	75.8
1Q2022	Zero cost collar	Brent	2,500	45.0	N/A	60.4
	Zero cost collar	Brent	2,000	45.0	N/A	76.8

For further details, please refer to Note 8 of GeoPark’s consolidated financial statements for the year ended December 31, 2020, available on the Company’s website.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE / SPEED UPDATE

GeoPark exceeded all health and safety goals in the 4Q2020 and for the full-year 2020, demonstrating excellent Health and Safety performance in the challenging environment of a global pandemic.

Health and Safety Metrics	2020	2019
Lost Time Incident Rate (LTIR)	0.29	0.61
Moving Vehicle Crash Rate (MVCR)	0.13	0.37
Total Recordable Incident Rate (TRIR)	0.87	1.84

Operations in the Llanos 34 and Platanillo blocks obtained Bureau Veritas certification on biosecurity protocols to mitigate and manage the impact of Covid-19 in GeoPark Colombia in June and again in December 2020.

GeoPark signed a contract to connect the Llanos 34 block to the national electricity grid, which has 68% installed hydroelectric capacity. The electrification of Llanos 34 is expected to be operational in 2022 and will help reduce carbon emissions and the cost of energy.

In December 2020, connected the Tigana oil field (Llanos 34 block) to the ODCA pipeline, further reducing the amount of truck traffic by 50 trucks per day in 2020. Since the connection of the ODCA to the Jacana oil field in 2019 and adding the Tigana connection to date, the company has reduced its truck traffic by a total of 205 trucks per day to further reduce operational risk, costs, and carbon emissions.

OTHER NEWS

On February 25, 2021 some communities in the Putumayo basin began protesting against the Government of Colombia for the eradication of coca plantations in the area. The protest is not directed at GeoPark or at the oil industry, however, to protect its employees, GeoPark evacuated all personnel and shut in the Platanillo production of 2,400 bopd since March 4, 2021. Discussions are now underway between the Government and the local communities and the Company expects the matter to be resolved to restart operations and production normally.

SELECTED INFORMATION BY BUSINESS SEGMENT

(UNAUDITED)

Colombia (In millions of $)	4Q2020	4Q2019
Sale of crude oil	91.6	134.6
Sale of gas	0.6	0.5
Revenue	92.2	135.1
Production and operating costs[a]	-26.9	-30.0
Adjusted EBITDA	60.5	85.5
Capital expenditure[b]	25.5	22.1

Chile (In millions of $)	4Q2020	4Q2019
Sale of crude oil	1.3	2.5
Sale of gas	3.5	5.4
Revenue	4.8	7.8
Production and operating costs[a]	-2.8	-4.2
Adjusted EBITDA	0.3	2.5
Capital expenditure[b]	0.4	4.6

Brazil (In millions of $)	4Q2020	4Q2019
Sale of crude oil	0.1	0.8
Sale of gas	4.5	6.7
Revenue	4.6	7.5
Production and operating costs[a]	-1.2	-1.9
Adjusted EBITDA	2.2	4.3
Capital expenditure[b]	0.1	1.6

Argentina (In millions of $)	4Q2020	4Q2019
Sale of crude oil	4.4	6.5
Sale of gas	0.6	1.1
Revenue	5.1	7.6
Production and operating costs[a]	-3.9	-6.1
Adjusted EBITDA	-1.7	-1.9
Capital expenditure[b]	0.0	8.0

a)	Production and operating costs = Operating costs + Royalties + Share-based payments.

b)	Capital expenditure in Peru and Ecuador explains the difference with the reported figure in the Key Performance Indicators table.

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2020	4Q2019	FY2020	FY2019

REVENUE
Sale of crude oil	97.5	144.4	359.6	579.0
Sale of gas	9.2	13.7	34.1	49.9
TOTAL REVENUE	106.7	158.1	393.7	628.9
Commodity risk management contracts	-17.5	-6.5	8.1	-22.5
Production and operating costs	-34.9	-42.3	-125.1	-169.0
Geological and geophysical expenses (G&G)	-4.8	-5.7	-14.9	-18.6
Administrative expenses (G&A)	-16.0	-21.3	-50.3	-60.8
Selling expenses	-0.9	-2.8	-5.8	-14.1
Depreciation	-28.8	-28.7	-118.1	-105.5
Write-off of unsuccessful exploration efforts	-48.9	-9.0	-52.7	-18.3
Impairment loss on non-financial assets	-35.4	-7.6	-133.9	-7.6
Other operating	-2.7	-2.4	-11.7	-1.8
OPERATING (LOSS) PROFIT	-83.1	31.7	-110.7	210.7

Financial costs, net	-16.4	-12.2	-61.4	-38.7
Foreign exchange gain (loss)	-6.3	-1.8	-13.0	-2.5
(LOSS) PROFIT BEFORE INCOME TAX	-105.8	17.7	-185.1	169.5

Income tax	-13.4	-17.9	-47.9	-111.8
(LOSS) PROFIT FOR THE PERIOD	-119.2	-0.2	-233.0	57.8

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In millions of $)	Dec '20	Dec '19

Non-Current Assets
Property, plant and equipment	614.7	567.8
Other non-current assets	54.0	58.4
Total Non-Current Assets	668.7	626.2

Current Assets
Inventories	13.3	11.4
Trade receivables	46.9	44.2
Other current assets	29.5	59.2
Cash at bank and in hand	201.9	111.2
Total Current Assets	291.6	225.9

Total Assets	960.3	852.1

Equity
Equity attributable to owners of GeoPark	-109.2	132.9
Total Equity	-109.2	132.9

Non-Current Liabilities
Borrowings	766.9	420.1
Other non-current liabilities	105.9	84.2
Total Non-Current Liabilities	872.8	504.3

Current Liabilities
Borrowings	17.7	17.3
Other current liabilities	179.0	197.6
Total Current Liabilities	196.7	214.9
Total Liabilities	1,069.5	719.2
Total Liabilities and Equity	960.3	852.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	4Q2020	4Q2019	FY2020	FY2019

Cash flow from operating activities	77.1	78.5	168.7	235.4
Cash flow (used in) investing activities	-26.0	-38.2	-347.6	-119.3
Cash flow (used in) from financing activities	-13.1	-10.7	271.1	-132.5

RECONCILIATION OF ADJUSTED EBITDA TO (LOSS) PROFIT BEFORE INCOME TAX

FY2020 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	218.5	8.1	4.8	1.2	-15.1	217.5
Depreciation	-63.7	-33.6	-3.7	-16.6	-0.5	-118.1
Unrealized commodity risk management contracts	-13.0	0.0	0.0	0.0	0.0	-13.0
Write-off of unsuccessful exploration efforts & impairment	-2.0	-132.1	-2.3	-16.2	-34.0	-186.5
Share based payment	-0.7	-0.2	-0.1	-0.3	-7.1	-8.4
Lease Accounting - IFRS 16	5.8	0.1	2.2	0.9	0.4	9.4
Others	-0.2	-1.0	0.3	-1.6	-9.2	-11.7
OPERATING PROFIT (LOSS)	144.8	-158.6	1.2	-32.6	-65.5	-110.7
Financial costs, net						-61.4
Foreign exchange charges, net						-13.0
LOSS BEFORE INCOME TAX						-185.1

FY2019 (In millions of $)	Colombia	Chile	Brazil	Argentina	Other(a)	Total
Adjusted EBITDA	367.1	8.3	11.8	0.9	-24.7	363.3
Depreciation	-46.9	-34.8	-7.4	-15.6	-0.7	-105.5
Unrealized commodity risk management contracts	-26.4	-	-	-	-	-26.4
Write-off of unsuccessful exploration efforts & impairment	-	-	-5.1	-20.7	-	-25.8
Share based payment	-0.4	0.0	-0.1	-0.1	-2.1	-2.7
Lease Accounting - IFRS 16	1.1	0.2	2.2	0.9	0.5	4.9
Others	3.4	-0.5	0.4	0.5	-0.9	3.0
OPERATING PROFIT (LOSS)	297.8	-26.9	1.7	-34.1	-27.9	210.7
Financial costs, net						-38.7
Foreign exchange charges, net						-2.5
LOSS BEFORE INCOME TAX						169.5

(a)	Includes Peru, Ecuador and Corporate.

OPERATING COSTS USED FOR ADJUSTED EBITDA CALCULATION

(UNAUDITED)

4Q2020	Colombia	Chile	Brazil	Argentina	Total
Operating costs ($mm)	16.5	2.6	0.9	3.1	22.9
IFRS 16 ($mm)	1.2	0.0	0.5	0.1	1.8
Operating costs - Adj. EBITDA ($mm)	17.6	2.6	1.4	3.2	24.8
Sales volume (mmboe)	2.7	0.3	0.2	0.2	3.3
Operating costs per boe – Adj. EBITDA	6.5	8.9	7.6	18.5	7.4

4Q2019	Colombia	Chile	Brazil	Argentina	Total
Operating costs ($mm)	15.5	4.0	1.3	4.9	25.7
IFRS 16 ($mm)	-0.2	0.0	0.5	0.1	0.4
Operating costs - Adj. EBITDA ($mm)	15.3	4.0	1.8	5.0	26.1
Sales volume (mmboe)	2.9	0.3	0.2	0.2	3.6
Operating costs per boe – Adj. EBITDA	5.2	13.9	7.5	26.0	7.2

G&A AND G&G FOR ADJUSTED EBITDA CALCULATION

(UNAUDITED)

	4Q2020	4Q2019
Administrative Expenses ($mm)	16.0	21.3
Share-based payments ($mm)	-2.1	-1.3
IFRS 16 ($mm)	0.1	0.1
G&A Expenses - Adj. EBITDA ($mm)	14.0	20.1
Sales volume (mmboe)	3.3	3.6
G&A per boe - Adj. EBITDA	4.2	5.5

	4Q2020	4Q2019
Geological & Geophysical Expenses (G&G)	4.8	5.7
Share-based payments ($mm)	-0.2	0.0
IFRS 16 ($mm)	0.1	0.1
Allocation to capitalized projects ($mm)	0.0	1.0
G&G Expenses - Adj. EBITDA ($mm)	4.7	6.8
Sales volume (mmboe)	3.3	3.6
G&G per boe - Adj. EBITDA	1.4	1.9

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on March 11, 2021 at 10:00 am (Eastern Standard Time) to discuss the 4Q2020 results.

To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com, or by clicking below:

https://event.on24.com/wcc/r/3025676/EB89DBA8EDDE93E7204B5A41AED946E0

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 833-945-1670

International Participants: +1 929-517-9721

Passcode: 2093194

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast. An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

D&M	DeGolyer and MacNaughton

Free Cash Flow F&D costs

Operating cash flow less cash flow used in investment activities

Finding and Development costs, calculated as capital expenditures divided by the applicable net reserve additions before changes in Future Development Capital

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mboe	Thousand barrels of oil equivalent

Mmbo	Million barrels of oil

Mmboe	Million barrels of oil equivalent

Mcfpd	Thousand cubic feet per day

Mmcfpd	Million cubic feet per day

Mm3/day	Thousand cubic meters per day

PRMS	Petroleum Resources Management System

WI	Working interest

NPV10	Present value of estimated future oil and gas revenue, net of estimated direct expenses, discounted at an annual rate of 10%

Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the cost reduction initiatives, expected or future production, production growth and operating and financial performance, operating netback per boe, future opportunities and our capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flow for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, return on capital employed and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of operating netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Net Debt: Net debt is defined as current and non-current borrowings less cash and cash equivalents.